LaPorte Bancorp, Inc.
                               710 Indiana Avenue
                             LaPorte, Indiana 46350


August 8, 2007

VIA FACSIMILE AND EDGAR
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(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:    LaPorte Bancorp, Inc.
             Registration Statement on Form S-1 (Registration Number 333-143526) Request for Acceleration of Effectiveness
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Ladies and Gentlemen:

     LaPorte Bancorp, Inc. (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on August 13, 2007 at 2:00 p.m., or as soon thereafter as is practicable.

         The Company hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          Very truly yours,

                                          /s/ Lee A. Brady
                                          -------------------
                                          Lee A. Brady
                                          President and Chief Executive Officer